FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
As of 5/5/2009
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2009.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERNIUM S.A.

By:	/s/ Roberto Philipps Name: Roberto Philipps	By:	/s/ Daniel Novegil Name: Daniel Novegil
	Title: Chief Financial Officer		Title: Chief Executive Officer
Dated: May 5, 2009

TERNIUM S.A.
CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
AND FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2009 AND 2008
46a, Avenue John F. Kennedy, 2nd floor
L — 1855
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period
		ended March 31,
	Notes	2009	2008
		(Unaudited)
Continuing operations
Net sales	3	1,174,655	1,942,647
Cost of sales	3 & 4	(1,044,572)	(1,447,745)

Gross profit	3	130,083	494,902

Selling, general and administrative expenses	3 & 5	(136,166)	(145,494)
Other operating (expenses) income, net	3	(20,400)	9,980

Operating (loss) income	3	(26,483)	359,388

Interest expense		(27,706)	(44,278)
Interest income		5,096	12,109
Other financial (expenses) income, net	6	(165,005)	2,985

Equity in earnings of associated companies		541	444

(Loss) income before income tax expense		(213,557)	330,648

Income tax
Current and deferred income tax benefit (expense )		96,539	(106,145)
Reversal of deferred statutory profit sharing	9	—	96,265

(Loss) income from continuing operations		(117,018)	320,768

Discontinued operations
Income from discontinued operations	11	—	159,937

(Loss) profit for the period		(117,018)	480,705

Attributable to:
Equity holders of the Company		(93,182)	422,125
Minority interest		(23,836)	58,580

		(117,018)	480,705

Weighted average number of shares outstanding		2,004,743,442	2,004,743,442
Basic and diluted (losses) earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		(0.05)	0.21
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Three-month period ended March 31, 2009			Three-month period ended March 31, 2008
	Attributable to			Attributable to
	the Company’s	Minority		the Company’s	Minority
	equity holders	interest	Total	equity holders	interest	Total

(Loss) profit for the period	(93,182)	(23,836)	(117,018)	422,125	58,580	480,705

Other comprehensive income:

Currency translation adjustment	(145,197)	(53,474)	(198,671)	27,858	901	28,759

Cash flow hedges	7,742	985	8,727	—	—	—

Income tax relating to cash flow hedges	(2,168)	(276)	(2,444)	—	—	—

Other comprehensive (loss) income for the period, net of tax	(139,623)	(52,765)	(192,388)	27,858	901	28,759

Total comprehensive (loss) income for the period (unaudited)	(232,805)	(76,601)	(309,406)	449,983	59,481	509,464

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

	Notes	March 31, 2009		December 31, 2008
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	3,935,622		4,212,313
Intangible assets, net	8	1,036,068		1,136,367
Investments in associated companies		6,035		5,585
Other investments, net		16,518		16,948
Receivables, net		116,348	5,110,591	120,195	5,491,408

Current assets
Receivables		296,730		248,991
Derivative financial instruments		—		1,516
Inventories, net		1,344,973		1,826,547
Trade receivables, net		549,055		622,992
Available for sale assets — discontinued operations	11 (ii)	1,318,900		1,318,900
Other investments		90,876		90,008
Cash and cash equivalents		1,080,417	4,680,951	1,065,552	5,174,506

Non-current assets classified as held for sale			16,519		5,333

			4,697,470		5,179,839

Total assets			9,808,061		10,671,247

EQUITY
Capital and reserves attributable to the company’s equity holders			4,364,747		4,597,370

Minority interest			887,115		964,094

Total equity			5,251,862		5,561,464

LIABILITIES
Non-current liabilities
Provisions		21,339		24,400
Deferred income tax		701,802		810,160
Other liabilities		144,857		148,690
Derivative financial instruments		51,309		65,847
Borrowings		2,074,092	2,993,399	2,325,867	3,374,964

Current liabilities
Current tax liabilities		124,138		194,075
Other liabilities		90,480		103,376
Trade payables		411,063		438,711
Derivative financial instruments		73,594		57,197
Borrowings		863,525	1,562,800	941,460	1,734,819

Total liabilities			4,556,199		5,109,783

Total equity and liabilities			9,808,061		10,671,247

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency
		offering	and other	issue discount	translation	Retained		Minority	Total
	Capital stock (2)	expenses	reserves	(3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

(Loss) profit for the period						(93,182)	(93,182)	(23,836)	(117,018)
Other comprehensive (loss) income for the period			5,574		(145,197)		(139,623)	(52,765)	(192,388)

Total comprehensive (loss) income for the period			5,574		(145,197)	(93,182)	(232,805)	(76,601)	(309,406)
Acquisition of business (4)			182				182	(378)	(196)

Balance at March 31, 2009 (unaudited)	2,004,743	(23,295)	1,708,041	(2,324,866)	(673,682)	3,673,806	4,364,747	887,115	5,251,862

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	At March 31, 2009, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53.452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency
		offering	and other	issue discount	translation	Retained		Minority	Total
	Capital stock (2)	expenses	reserves (3)	(3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2008	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

Profit for the period						422,125	422,125	58,580	480,705
Other comprehensive income for the period					27,858		27,858	901	28,759

Total comprehensive income for the period					27,858	422,125	449,983	59,481	509,464

Balance at March 31, 2008 (unaudited)	2,004,743	(23,295)	1,946,963	(2,324,866)	(82,881)	3,381,999	4,902,663	1,864,724	6,767,387

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	At March 31, 2008, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Three-month period
		ended March, 31
	Notes	2009	2008
		(Unaudited)
Cash flows from operating activities
Income from continuing operations		(117,018)	320,768
Adjustments for:
Depreciation and amortization	7 & 8	94,429	105,044
Income tax accruals less payments		(148,004)	(67,342)
Equity in earnings of associated companies		(541)	(444)
Interest accruals less payments		570	(87,685)
Impairment charge	10 (ii)	27,022	—
Changes in provisions		(1,196)	1,224
Changes in working capital		371,291	(230,138)
Net foreign exchange losses (gains) and others		182,770	(39,700)

Net cash provided by operating activities		409,323	1,727

Cash flows from investing activities
Capital expenditures	7 & 8	(68,298)	(100,508)
Proceeds from the sale of property, plant and equipment		347	662
Increase in other investments		(868)	(806)
Acquisition of business		(196)	—
Proceeds from the sale of discontinued operations	11 (i)	—	722,523
Discontinued operations	11 (iv)	—	32,166

Net cash (used in) provided by investing activities		(69,015)	654,037

Cash flows from financing activities
Proceeds from borrowings		74,219	104,984
Repayments of borrowings		(395,910)	(891,163)

Net cash used in financing activities		(321,691)	(786,179)

Increase/(Decrease) in cash and cash equivalents		18,617	(130,415)

Movement in cash and cash equivalents
At January 1,		1,065,552	1,125,830
Effect of exchange rate changes		(3,752)	971
Increase/(Decrease) in cash and cash equivalents		18,617	(130,415)
Cash & cash equivalents of discontinued operations at March 31, 2008		—	(157,894)

Cash and cash equivalents at March 31,		1,080,417	838,492

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements
INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1 General information and basis of presentation	9
2 Accounting policies	9
3 Segment information	10
4 Cost of sales	12
5 Selling, general and administrative expenses	12
6 Other financial (expenses) income, net	13
7 Property, plant and equipment, net	13
8 Intangible assets, net	13
9 Deferred statutory profit sharing	14
10 Contingencies, commitments and restrictions on the distribution of profits	14
11 Discontinued operations	15
12 Related party transactions	19
13 Recently issued accounting pronouncements	20

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements
1 General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). As from February 1, 2006, the Company’s shares are listed in the New York Stock Exchange.
The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2008.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.
The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.
Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under “Other financial (expenses) income, net”.
These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on May 4, 2009.
2 Accounting policies
These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Recently issued accounting pronouncements were applied by the Company as from their respective dates.
These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2008, except for the application of the following accounting pronouncements, which became effective on January 1, 2009:
1) Comprehensive income
Ternium has applied IAS 1 revised that, among other changes, has incorporated the following:
(a)
all changes in equity arising from transactions with owners in their capacity as owners (i.e. owner changes in equity) have been presented separately from non-owner changes in equity. Under IAS 1 revised, an entity is not permitted to present components of comprehensive income (i.e. non-owner changes in equity) in the statement of changes in equity;

(b)	income and expenses have been presented in two statements (a separate income statement and a statement of comprehensive income), separately from owner changes in equity;

(c)	components of other comprehensive income have been displayed in the statement of comprehensive income; and

(d)	total comprehensive income has been presented in the financial statements.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
2 Accounting policies (continued)
2) Borrowing costs
Beginning on January 1, 2009, and as required by IAS 23 revised, Ternium capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period.
At March 31, 2009, the capitalized borrowing costs are not material.
3 Segment information
Reportable operating segments
For management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.
The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

	Flat steel		Long steel
	products		products	Other	Total
	(Unaudited)
Three-month period ended March 31, 2009

Net sales	996,795		148,193	29,667	1,174,655
Cost of sales	(928,424)		(97,690)	(18,458)	(1,044,572)

Gross profit	68,371		50,503	11,209	130,083

Selling, general and administrative expenses	(119,627)		(12,747)	(3,792)	(136,166)
Other operating (expenses) income, net	(21,625	) (*)	952	273	(20,400)

Operating (loss) income	(72,881)		38,708	7,690	(26,483)

Depreciation — PP&E	63,877		8,200	1,693	73,770

(*)	Includes an impairment charge of intangible assets of USD 27.0 million (see Note 10 (ii))

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
3 Segment information (continued)

	Flat steel	Long steel
	products	products	Other	Total
	(Unaudited)
Three-month period ended March 31, 2008

Net sales	1,661,606	227,994	53,047	1,942,647
Cost of sales	(1,251,855)	(164,812)	(31,078)	(1,447,745)

Gross profit	409,751	63,182	21,969	494,902

Selling, general and administrative expenses	(124,873)	(15,706)	(4,915)	(145,494)
Other operating income, net	6,582	2,847	551	9,980

Operating income	291,460	50,323	17,605	359,388

Depreciation — PP&E	74,406	9,346	1,511	85,263
Geographical information
There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States, Canada and Mexico. The South and Central American area comprises principally Argentina, Brazil, Colombia, Chile, Paraguay and Ecuador.

	South and
	Central	North	Europe
	America	America	and others	Total
	(Unaudited)
Three-month period ended March 31, 2009
Net sales	372,908	700,177	101,570	1,174,655

Depreciation — PP&E	29,197	44,570	3	73,770

Three-month period ended March 31, 2008
Net sales	681,356	1,251,336	9,955	1,942,647

Depreciation — PP&E	32,576	52,678	9	85,263

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Cost of sales

	Three-month period ended March 31,
	2009		2008
	(Unaudited)
Inventories at the beginning of the year	1,826,547		1,904,489
Adjustment corresponding to inventories from discontinued operations	—	1,826,547	(455,013)	1,449,476

Translation differences		(102,090)		11,920
Plus: Charges for the period
Raw materials and consumables used and other movements		320,055		1,270,173
Services and fees		28,471		35,229
Labor cost		81,706		102,097
Depreciation of property, plant and equipment		72,625		83,679
Amortization of intangible assets		5,433		5,590
Maintenance expenses		44,102		62,552
Office expenses		1,322		1,901
Freight and transportation		5,686		11,192
Insurance		2,206		1,942
(Recovery) Provision for obsolescence		(22,176)		1,485
Valuation allowance		123,058		—
Recovery from sales of scrap and by-products		(4,358)		(19,922)
Others		6,958		14,277

Less: Inventories at the end of the period	(1,344,973)		(2,119,653)
Adjustment corresponding to inventories from discontinued operations	—	(1,344,973)	535,807	(1,583,846)

Cost of sales		1,044,572		1,447,745

5 Selling, general and administrative expenses

	Three-month period
	ended March 31,
	2009	2008
	(Unaudited)

Services and fees	11,305	12,305
Labor cost	36,220	45,173
Depreciation of property plant and equipment	1,145	1,584
Amortization of intangible assets	15,226	14,191
Maintenance expenses	1,617	2,401
Taxes	15,775	15,184
Office expenses	7,051	6,635
Freight and transportation	43,172	41,703
Decrease of allowances for doubtful accounts	(601)	(321)
Others	5,256	6,639

Selling, general and administrative expenses	136,166	145,494

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
6 Other financial (expenses) income, net

	Three-month period
	ended March 31,
	2009	2008
	(Unaudited)

Net foreign exchange (losses) gains (i)	(160,534)	40,236
Change in fair value of derivative instruments	(1,431)	(20,906)
Debt issue costs	(1,394)	(7,189)
Others	(1,646)	(9,156)

Other financial (expenses) income, net	(165,005)	2,985

(i)
In the three-month period ended March 31, 2009, includes USD 173.0 million corresponding to the exchange loss derived from the USD denominated borrowings held by Ternium Mexico. The outstanding balance of Ternium Mexico’s USD denominated loans at March 31, 2009 amounts to USD 2,644.5 million.

7 Property, plant and equipment, net

	Three-month period ended March 31,
	2009		2008
	(Unaudited)
At the beginning of the year	4,212,313		6,776,630
Adjustments corresponding to PP&E from discontinued operations	—	4,212,313	(1,975,269)	4,801,361

Currency translation differences		(250,524)		45,073
Additions		61,027		89,642
Disposals		(507)		(413)
Depreciation charge		(73,770)		(85,263)
Transfers		(12,917)		—

At the end of the period		3,935,622		4,850,400

8 Intangible assets, net

	Three-month period ended March 31,
	2009		2008
	(Unaudited)
At the beginning of the year	1,136,367		1,449,320
Adjustments corresponding to intangible assets from discontinued operations	—	1,136,367	(12,731)	1,436,589

Currency translation differences		(59,889)		20,920
Additions		7,271		10,866
Amortization charge		(20,659)		(19,781)
Impairment charge (see note 10 (ii))		(27,022)		—

At the end of the period		1,036,068		1,448,594

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
9 Deferred statutory profit sharing
As mentioned in Note 4 (n) to the audited Consolidated Financial Statements at December 31, 2008, Mexican laws require local companies to pay its employees a profit sharing bonus calculated on a basis similar to that used for local income tax purposes. The Company accounted for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.
In 2008, one of Ternium’s Mexican subsidiaries (Hylsa S.A. de C.V., “Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees are included in the payroll of a company that is expected to generate non-significant taxable income and non-significant temporary differences. The Company agreed to pay its employees a bonus salary that will be calculated on a basis similar to that used for income tax purposes. Accordingly, during the three-month period ended March 31, 2008, the Company reversed the outstanding balance of the liability as of December 31, 2007 (amounting to USD 96 million) within Income tax (expense) benefit line item in the Consolidated Condensed Interim Income Statement.
10 Contingencies, commitments and restrictions on the distribution of profits
This note should be read in conjunction with Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2008. Significant changes or events since the date of issue of such financial statements are as follows:
(i) Siderar
(a) Expansion project
Within the investment plan to increase its production capacity, Siderar invested as of March 31, 2009, USD 202.9 million and additionally has entered into several commitments to acquire new production equipment for a total consideration of USD 187.2 million. Furthermore, related to operating activities and to the investment plan, Siderar entered into an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon for a contracted amount of USD 176.1 million which is due to terminate in 2025. Given the severe international financial crisis, its impact on the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan and entered into a renegotiation process to reduce the outflow of cash.
(b) Raw material contracts
Siderar, following global steel industry trends, entered into several renegotiation processes regarding prices related to certain relevant raw material contracts for a total consideration of USD 207.8 million, considering that the existing contractual terms do not reflect the current market conditions. At the date of issue of these financial statements, negotiations are still under way.
(ii) Steel supply contracts
On December 16, 2004, Ternium México (former Grupo Imsa) entered into a ten-year steel slab supply agreement (the “Agreement”) with Corus UK Limited (“Corus”) together with Grupo Marcegaglia (Italy), Duferco International (Switzerland), Donkuk Steel (South Korea) (collectively referred to as the “Off-takers”).
Ternium acquired commitments to make predetermined cash payments during the term of the contract in addition to the purchase price paid for the steel slab, as follows: (i) an initial payment of USD 14.3 million, (ii) twenty semi-annual payments distributed proportionately in different percentages until 2014 for a total of USD 16.5 million, and (iii) additional payments for future capital investments in Corus’ Teeside plant amounting to approximately USD 15.1 million. The initial payment and the due payments included in (ii) and (iii) above have been made prior to the acquisition of Ternium México by Ternium. In December 2007, the rights and obligations established in this contract were transferred to Alvory S.A.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
10 Contingencies, commitments and restrictions on the distribution of profits (continued)
(ii) Steel supply contracts (continued)
During the term of the contract, Alvory will be entitled to purchase 15.4% of the production of Corus’ Teeside plant, estimated between 3.2 and 3.6 million tons of steel slab per year, approximately 0.5 million tons. This represents approximately 20% of Ternium México’s actual steel slab needs. The Agreement also establishes a supply schedule for each of the Off-takers.
At the acquisition of Ternium Mexico by Ternium, the Company valued the intangible asset related to this contract at USD 29.7 million. As of March 31, 2009, the Company decided to fully impair the remaining value of this intangible asset for a total amount of USD 27.0 million, as the value of such intangible asset is not representative of the current market condition.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At March 31, 2009, this reserve reached the above-mentioned threshold.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At March
31, 2009
(Unaudited)

Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at January 1, 2009	1,457,281
Profit for the period	(3,336)

Total shareholders’ equity under Luxembourg GAAP	5,274,959

11 Discontinued operations
(i) Sale of non strategic U.S. assets
On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 723 million on a cash-free and debt-free basis, net of working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. As of March 31, 2008, the result of this transaction was a gain of USD 101.4 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect. Afterwards, the Company recognized an additional charge of USD 3.9 million related to this discontinued operation.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Discontinued operations (continued)
(ii) Available for sale assets — Sidor
On March 31, 2008, the Company controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 16, 2008, the Company, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the union and Sidor’s class B employee shareholders, which was charged with ensuring the normal conduct of Sidor’s production and commercial processes, acting in coordination with Sidor’s board of directors, during the transition period until the nationalization was completed. In the meantime, the Venezuelan Government took control of the process of negotiation of the collective labor agreement and excluded Sidor from that process.
On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest. This resolution authorized the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, the Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela, together with the terms and conditions of the possible participation of such private shareholders in the share capital of the state-owned enterprises.
The Decree also stated that, in the event the parties failed to reach agreement regarding the terms and conditions for the transformation of Sidor and its subsidiaries and associated companies into state-owned enterprises by the expiration of the 60-day period, the Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation, and the Executive Branch would order the expropriation of the shares of the relevant companies. Finally, the Decree specified that all facts and activities thereunder would be subject to Venezuelan law and any disputes would be submitted to Venezuelan courts.
On May 2, 2008, the Company communicated to the MIBAM, among other things, its consent to submit any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization to arbitration administered by the International Center for Settlement of Investment Disputes (“ICSID”) established by the Convention on the Settlement of Investment Disputes between States and the Nationals of Other States (the “ICSID Convention”). On May 14, 2008, the Company informed the MIBAM, among other things, that the determination of the compensation for the transfer of the Company’s interest in Sidor to Venezuela and the solution of any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization would be governed by the applicable investment treaties signed by Venezuela, and would not be submitted to Venezuelan courts.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Discontinued operations (continued)
(ii) Available for sale assets — Sidor (continued)
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsibility for Sidor’s operations and Sidor’s board of directors ceased to function. Thereafter, Sidor’s operations were to be managed by a temporary operating committee; this committee, which could act by simple majority, was to have six members, with the majority of such members being appointed by CVG and one of CVG’s appointees to become the committee’s president and Sidor’s general manager. However, the temporary operating committee has subsequently become non-operational and, accordingly, Sidor’s operations are exclusively controlled and managed by Venezuela through CVG and MIBAM.
The term provided in the Decree for the negotiation of the conditions under which all or a significant part of the Company’s interest in Sidor would be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired. On August 29, 2008, the President of Venezuela publicly stated his rejection of the latest proposal submitted by the Company to the Venezuelan authorities as part of their ongoing negotiations. The negotiations were subsequently resumed and continue to be under way. As the date of issuance of these financial statements, Ternium continues to retain formal title over the shares.
On August 29, 2008, Ternium gave further notice to the MIBAM regarding the existence of a controversy under the applicable bilateral investment treaties as a consequence of the nationalization ordered by the President of Venezuela without payment of adequate compensation, and reserved the right to initiate arbitration proceedings before ICSID.
The Company’s investment in Sidor is protected under several bilateral investment treaties, including the treaty between Venezuela and the Belgium-Luxembourg Economic Union, and, as noted above, the Company has consented to the jurisdiction of the ICSID in connection with the Sidor nationalization process.
The Company continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate its options in realizing the fair value of its interest in Sidor prior to state intervention. In addition, the Company will defend itself vigorously against any attempt by the Venezuelan government to lower the compensation for its interest in Sidor as a result of any government claims.
Based on the facts and circumstances described above and following the guidance set forth by IAS 27, the Company ceased consolidating Sidor’s results of operations and cash flows as from April 1, 2008 and classified its investment in Sidor as a financial asset based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.
The Company classified its interest in Sidor as an available-for-sale investment since management believes it does not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.
Consistent with that treatment, the cost on initial measurement of the Sidor financial asset was its carrying amount at March 31, 2008 (IAS 27, paragraphs 31 and 32), and any difference between the carrying amount and the fair value of the Sidor financial asset at each reporting date shall be recognized directly in equity, except for impairment charges, foreign exchange gains/losses and the application of the effective interest method (IAS 39, paragraph 55(b)).
Ternium is entitled to receive compensation in an amount equal to the fair value of Sidor just before the nationalization measures were announced as provided, among others, by Article 4 of the bilateral investment treaty between the Belgian-Luxembourg Economic Union and Venezuela. In addition, Ternium is entitled to submit the dispute concerning the nationalization to arbitration administered by ICSID, and in accordance with the ICSID Convention, a judgment by ICSID awarding compensation to Ternium would be binding upon the parties and immediately enforceable as if it were a final judgment of a court of each of the 143 States, including Venezuela, that have ratified the ICSID Convention.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Discontinued operations (continued)
(ii) Available for sale assets — Sidor (continued)
In determining fair value though several valuation techniques, as further explained below, in all cases Ternium concluded that the amount of the expected compensation for the Sidor financial asset would be higher than the carrying amount. However, the variability in the range of fair value estimates is significant and the probabilities of the various estimates within that range cannot be reasonably assessed. Accordingly, and following the guidance set forth by paragraphs 46 (c), AG 80 and AG 81 of IAS 39, Ternium continues to record the Sidor financial asset at its carrying amount.
Ternium tests the Sidor financial asset for impairment at each reporting period. In measuring fair value, Ternium employs several different valuation techniques. Specifically, Ternium performed fair value estimates on the basis of discounted cash flows, FV/EBITDA multiples based on market capitalization of public steel companies and capacity multiples of public steel companies, as well as multiples of transactions that took place in the period preceding the nationalization, using FV/EBITDA and capacity multiples. In all of the scenarios evaluated by the Company, the estimated fair value of Ternium’s interest in Sidor, as calculated by the Company, exceeds the carrying amount of the Sidor asset at March 31, 2009 (USD 1.3 billion). Consequently, the Company did not recognize any impairment loss in connection with the Sidor financial asset.
The results of operations and cash flows generated by Sidor prior to its classification as an available-for-sale asset were presented as discontinued operations in these financial statements. Comparative figures were re-presented for consistency as required by IFRS 5.
(iii) Analysis of the result of discontinued operations:

	Three-month period
	ended March 31,
	2009	2008
	(Unaudited)
Net sales	—	467,618
Cost of sales	—	(306,744)

Gross profit	—	160,874

Selling, general and administrative expenses	—	(90,362)
Other operating income, net	—	1,080

Operating income	—	71,592

Financial expenses, net	—	(15,329)
Loss from Participation Account — Sidor	—	(96,525)
Income from Participation Account	—	57,654
Equity in losses of associated companies	—	(150)

Income before income tax	—	17,242

Income tax benefit	—	41,326

Subtotal	—	58,568

Results from the sale of non strategic U.S. assets	—	101,369

Income from discontinued operations	—	159,937

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Discontinued operations (continued)
(iv) Analysis of cash flows from discontinued operations:

	Three-month period
	ended March 31,
	2009	2008
	(Unaudited)
Cash flows from discontinued operating activities
Net income of from discontinued operations	—	159,937
Adjustments for:
Depreciation and amortization	—	50,820
Income tax accruals less payments	—	(41,613)
Results from the sale of non strategic U.S. assets	—	(101,369)
Changes in working capital and others	—	49,530

Cash flows from discontinued operating activities	—	117,305
Net cash used by discontinued investing activities	—	(54,923)
Net cash used in discontinued financing activities	—	(30,216)

Net cash from discontinued activities	—	32,166

12 Related party transactions
The Company is controlled by San Faustín, which at March 31, 2009 indirectly owned 72.10% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.
The following transactions were carried out with related parties:

	Three-month period
	ended March, 31
	2009	2008
	(Unaudited)
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	5,086	8,286
Sales of services and others to associated parties	33	—
Sales of services and others to other related parties	55	107

	5,174	8,393

(b) Purchases of goods and services
Purchases of goods from other related parties	9,077	9,564
Purchases of services and others from associated parties	8,456	6,659
Purchases of services and others from other related parties	24,596	30,410

	42,129	46,633

(c) Financial results
Income with associated parties	306	191
Expenses with other related parties	(16)	—

	290	191

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
12 Related party transactions (continued)

	March 31,	December 31,
	2009	2008
	(Unaudited)

(ii) Period-end balances

(a) Arising from sales/purchases of goods/services
Receivables from associated parties	1,454	1,655
Receivables from other related parties	8,834	20,271
Advances to suppliers with other related parties	16,570	27,302
Payables to associated parties	(3,339)	(1,164)
Payables to other related parties	(28,466)	(44,047)

	(4,947)	4,017

(b) Other investments — non current
Time deposits	14,775	15,075

	14,775	15,075

13 Recently issued accounting pronouncements
(i) IFRIC Interpretation 17, “Distributions of Non-cash Assets to Owners”
In December 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 17 “Distributions of Non-cash Assets to Owners” (“IFRIC 17”). IFRIC 17 applies to an entity that distributes assets other than cash (non-cash assets) as dividends to its owners. In those situations, an entity may also give its owners a choice of receiving either non-cash assets or a cash alternative.
An entity shall apply this Interpretation prospectively for annual periods beginning on or after 1 July 2009. Retrospective application is not permitted. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact and also apply IFRS 3 (as revised in 2008), IAS 27 (as amended in May 2008) and IFRS 5 (as amended by this Interpretation).
The Company’s management estimates that the application of IFRIC 17 will not have a material effect on the Company’s financial condition or results of operations.
(ii) IFRIC Interpretation 18, “Transfers of assets from customers”
In January 2009, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 18 “Transfers of assets from customers” (“IFRIC 18”). IFRIC 18 applies to agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to construct or acquire an item of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.
An entity shall apply this Interpretation for transfers of assets from customers received on or after 1 July 2009. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact.
The Company’s management estimates that the application of IFRIC 18 will not have a material effect on the Company’s financial condition or results of operations.
(iii) Amendments to IFRS 7, “Financial Instruments: Disclosures”
In March 2009, the IASB amended International Financial Reporting Standard 7 “Financial Instruments: Disclosures” (“IFRS 7 — amended”). IFRS 7 — amended includes modifications to International Financial Reporting Standard 7 that are related, primarily, to the expansion of disclosures required in respect of fair value measurements recognized in the statement of financial position and in respect of liquidity risk.
Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. In the first year of application, entities are not required to provide comparative information for the new disclosures.
The Company’s management estimates that the application of IFRS 7 — amended will not have a material effect on the Company’s financial statements.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
13 Recently issued accounting pronouncements (continued)
(iv) Amendments to IFRIC 9 and IAS 39, “Embedded Derivatives”
In March 2009, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” and IFRIC Interpretation 9 “Reassessment of Embedded Derivatives”. The amendments clarify the accounting of embedded derivatives when a financial asset is reclassified out of the “fair value through profit or loss” category as permitted by IAS 39, as amended in October 2008. By these amendments, IFRIC 9 was amended to permit such reclassification and to clarify that an entity is required to assess whether an embedded derivative is closely related to the host contract at the date of reclassification.
Entities shall apply these amendments for annual periods beginning on or after 30 June 2009.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.
Roberto Philipps
Chief Financial Officer